ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	31

1.14.2	DISCLOSURE OF OUTSTANDING SHARE DATA	32

1.14-3	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	32

1.14-4	DISCLOSURE CONTROLS AND PROCEDURES	33

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1     Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the 3 months ended May 31, 2010, the audited consolidated financial statements for the year ended February 28, 2010, and the unaudited consolidated financial statements for three months ended May 31, 2009. These statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of July 15, 2010 for the three months ended May 31, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Information Concerning Estimates of Indicated and Inferred Resources

This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2     Overview

Rockwell is engaged in the business of operating and developing alluvial diamond deposits which will allow it to become a mid-tier diamond mining company. The Company has three existing operations which it is progressively optimizing, a bulk sampling project which is currently underway, and an excellent pipeline of other advanced alluvial diamond projects that it is looking to develop.

Rockwell is also in the process of considering and pursuing merger and acquisition opportunities in order to extend the mineral resources of the Company and to develop additional production to provide accretive value to Rockwell.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Further to the quarter, Rockwell has elected to in future report its production and cost data in terms of cubic metres rather than per tonne as was the case in the past. This is in line with conventional industry standards for alluvial deposits. For conversion purposes (e.g. cubic metres or cubes to metric tonnes) the specific gravity (“SG”) factor for the Holpan, Klipdam, and Klipdam Extension deposits is 1.8 g/cm3, for the Saxendrift and Wouterspan deposits the factor is 2.1 g/cm3, and for the Blue Gum (Tirisano) deposit near Ventersdorp the factor is 1.80 g/cm3.

1.2.1     Summary

Operations

During the first quarter of fiscal 2011, Rockwell operated three alluvial diamond mines: Holpan, Klipdam and Saxendrift as well as a bulk sampling site at Klipdam Extension.

During fiscal 2010, the Company raised $8.6 million from private placements. In the first quarter of fiscal 2011 the Company finalized a fully subscribed rights issue, raising $4.6 million; a further $3.4 million was received from Daboll Consultants Limited by means of a private placement in terms of a Standby Agreement related to the rights offer.

The majority of the funds raised by Rockwell will be utilized during fiscal 2011 to undertake plant improvements and optimization at existing operations, particularly Saxendrift, and to complete the design and re-engineering of the Wouterspan processing plant into a high volume low cost mining and processing operation similar to Saxendrift. A limited amount of these funds will also be applied to the acquisition of the Tirisano alluvial diamond project near Ventersdorp in the North West Province of South Africa.

Management is of the opinion that this, together with ongoing operational improvements, reduction in operating costs, and increasing prices and demand for diamonds will improve the Company’s financial performance.

In the three month period ended May 31, 2010:

  7,368 carats were produced at the Holpan, Klipdam and Saxendrift operations and the Klipdam Extension bulk sampling project, including contractor recoveries.

  4,927.46 carats were sold at an average price of US$1,611.11 per carat.

  Tender sales of US$7.9 million plus US$0.3 million returns from beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues for the quarter of $8.5 million (US$8.2 million).

  Cost of sales including amortization, depletion and impairment charges totalled $6.0 million. A fair value adjustment on investments of $0.1 million was recognized in the quarter. This resulted in a combined amortization, depletion and impairment charge of $3.1 million for the quarter.

  An operating profit of $2.5 million was realized for the period.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Net general and administrative expenses amounted to $1.4 million, travel and conference expenses amounted to $0.1 million, interest expenses amounted to $0.1 million and future income tax expense was $0.3 million. A loss of $0.03 million or $0.00 per share was realized for the period.

  Diamond inventories at May 31, 2010 totalled 4,351 carats.

Potential Acquisition

In March 2010, the Company announced that it has signed a term sheet with Etruscan Diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum (Tirisano) diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.65 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material and non-refundable property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Blue Gum (Tirisano) alluvial diamond deposit hosts estimated mineral resources of 25 million cubic meters (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic meters (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009. Tania Marshall, PhD., Pr.Sci.Nat., an independent Qualified Person, is responsible for the resource estimate. A technical report has been filed on the Company’s profile at www.sedar.com.

Completion of the acquisition is subject to a number of conditions including South African mining ministry consent, securities regulatory approvals including TSX, satisfactory due diligence and project development financing and electric power negotiations. The Rockwell shares to be issued will be subject to escrow, resale and voting restrictions and will not materially affect control. Completion is targeted for the third calendar quarter.

Acquisition of 20% in Flawless Diamond Trading House

During the quarter Rockwell acquired a 20% ownership in Flawless Diamond Trading House (“FDTH or Flawless”) for a consideration of ZAR700 000 (approximately $97,000). This transaction is effective as of May 5, 2010. Flawless provides a unique marketing and sales platform for Rockwell’s diamond production. The acquisition of 20% of Flawless will provide Rockwell with access to additional revenue, and allow the Company to gain additional insight into diamond sales trends thereby assisting its short and long term production and growth plans.

1.2.2     Financing

During the fourth quarter of fiscal 2010, the Company raised $8.6 million from a private placement to new and existing shareholders. Of this amount, $6.0 million was utilised in fiscal 2010 to strengthen the Company’s balance sheet and was allocated as follows:

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Repayment of a four month payment deferral (capital portion of lease payments) from Komatfin, the institution that finances the Mobile Production Vehicles (yellow fleet). This deferral had run from July until November 1, 2009, and provided short term financing of $2.2 million.

  Repayment of the short term, partially secured, borrowing facility of $3.8 million.

During the first quarter of fiscal 2011, the Company raised a further $4.6 million through a fully subscribed rights offering. Further to the rights offering and a Standby Agreement entered into at the outset of the rights offer, funds of $3.4 million were received from Daboll Consultants Limited by way of a private placement. Funds raised by Rockwell during the first quarter of fiscal 2011, net of legal fees related to the rights offering and costs incurred in fiscal 2010 due to unsolicited corporate activity, will be allocated to further optimise existing operations, in particular Saxendrift, commissioning of the Klipdam Extension bulk sampling project, and for the design and planning involved with the modernization and re-commissioning of Wouterspan. A limited amount of these funds will also be applied to the proposed acquisition of the Tirisano project from Etruscan diamonds near Ventersdorp.

Growth and expansion to take advantage of the recovering diamond market is a key priority for Rockwell.

1.2.3     Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

During the year ended May 31, 2007, Africa Vanguard Resources (Pty) Limited (“AVR”), the holding Company of Richtrau No 136 (Pty) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Pty) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

As a result of the world wide credit contraction and economic recession, depressed market conditions and decline in diamond prices, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2010, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount is still outstanding at May 31, 2010. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR at this point in time.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to assist AVR to complete its investment in the VWDG projects, and currently negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in on-going discussions with AVR, and has also engaged with the Department of Mineral Resources with the assistance of its legal counsel to address the completion of the BEE participation in the share capital of the entities comprising VWDG. The shares for the outstanding equity purchases are held in trust by legal firm Tabacks pending conclusion of the transaction.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Effective October 2, 2008, AVR via Liberty Lane Investments (Pty) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA (Pty) Limited. As of May 31, 2010, AVR has paid an initial deposit of ZAR3 million in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR regarding funding mechanisms to progress this transaction.

1.2.4     Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ended May 31, 2010) with the quarter ended May 31, 2009.

PRODUCTION
Operation	3 months ending May 31, 2010			3 months ending May 31, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	199,030	2,016	1.01	190,660	987	0.52
Klipdam	216,083	2,950	1.37	210,710	1,608	0.76
Wouterspan	-	-	-	-	-	-
Klipdam Extension	9,052	3	0.03	-	-	-
Saxendrift	332,311	2,346	0.71	236,963	1,427	0.6
Other*	-	53	-	-	-	-
Total	756,476	7,368	0.97	638,333	4,022	0.63

*Other refers to an independent contractor processing gravels and sold with the groups tender. These carats are excluded from grade calculations.

SALES AND REVENUE
Operation	3 months ending May 31, 2010				3 months ending May 31, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)

Holpan	1,514	2,233,774	1,475.62	1,282	1,144	316,344	276.41	683
Klipdam	1,390	867,695	623.98	2,156	2,473	1,183,274	478.50	877
Wouterspan	-	-	-	-	562	269,087	479.07	14
Klipdam Extension	-	-	-	3	-	-	-	-
Saxendrift	1,970	4,790,871	2,431.63	910	937	1,069,744	1,141.36	857
Other	53	46,321	876.13	-	-	-	-	-
Total	4,927	7,938,660	1,611.11	4,351	5,116	2,838,449	554.79	2,431

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

INVENTORY (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	780	2,016	1,514	1,282
Klipdam	596	2,950	1,390	2,156
Wouterspan	-	-	-	-
Klipdam Ext	-	3	-	3
Saxendrift	534	2,346	1,970	910
Other		53	53	-
Total	1,910	7,368	4,927	4,351

Holpan/Klipdam/Klipdam Extension

The Holpan/Klipdam/Klipdam Extension Properties are located 45 km from Kimberley, South Africa. It consists of the Holpan 161, Klipdam 157, Erf-1 Windsorton and Rietputs 15 farms covering a total area of 8,426.9 hectares. The production from the Holpan, Klipdam and Klipdam Extension properties are accounted for separately because they are separate operating entities.

Three months ended May 31, 2010 compared to three months ended May 31, 2009

Production at Holpan in the quarter was 2,016 carats from 199,030 cubic meters (368,206 tonnes) of gravel processed, compared with 987 carats from 190,660 cubic meters (352,721 tonnes) of gravel processed in the quarter ended May 31, 2009.

Sales from Holpan were 1,514 carats at an average value of US$1,475.62 per carat, an increase in carats and in value from the 1,145 carats at an average value per carat of US$276.41 sold in the quarter ended May 30, 2009.

Production at Klipdam was 2,951 carats from 216,083 cubic meters (399,754 tonnes) of gravel, compared to 1,608 carats from 210,710 cubic meters (389,813 tonnes) of gravel produced in the quarter ended May 31, 2009.

Sales for the quarter to May 31, 2010, from Klipdam were 1,390 carats at an average value of US$623.98 per carat, an increase in carats and value compared to 2,473 carats at an average value per carat of US$478.50 in the quarter ended May 30, 2009.

Production from Klipdam Extension, a bulk sampling operation which underwent pre-commissioning in late May 2010, was 3 carats from 9,052 cubic metres (16,746 tonnes) of gravel.

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 7,409.4 hectares, of the Lanyon Vale 376 farm. Operations were taking place on three portions of the property called the Farhom, Okapi, and Stofdraai farms, exploiting the Rooikoppie and Primary gravel units. Wouterspan was placed on care and maintenance during February 2009.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months ended May 31, 2010 compared to three months ended May 31, 2009

Wouterspan remains on care and maintenance hence no production was reported.

There were no sales for the recent quarter compared to 562 carats at an average price of US$479.07 per carat in the quarter ended May 31, 2009.

Saxendrift

The Saxendrift mine totalling 5,141.52 hectares is located on the south bank of the Middle Orange River and adjacent to the Wouterspan diamond operation. The Company acquired and re-commissioned an existing small pan plant on the property in the first quarter of fiscal 2009. Full commissioning of the new high-volume wet rotary pan plant took place in the first quarter of fiscal 2010 and production was increased in subsequent quarters of fiscal 2010.

Three months ended May 31, 2010 compared to three months ended May 31, 2009

Production at Saxendrift in the quarter to May 31, 2010 was 2,346 carats from 332,311 cubic meters (697,853 tonnes) of gravel processed, compared with 1,427 carats from 236,963 cubic meters (497,622 tonnes) of gravel processed in the quarter ended May 31, 2009.

Sales from Saxendrift during the three months ended May 31, 2010 were 1,970 carats at an average price of US$2,431.63 per carat. This represents an increase in carats and value per carat sold from 937 carats sold at an average price of US$1,141.36 per carat in the quarter ended May 31, 2009.

Production Costs

Production at the three operations steadily increased, reaching 756,476 cubic metres. The Company’s overall increase in production has been significantly influenced by the expanded capacity of the Saxendrift plant.

The Company’s drive to cut costs and optimize its operations continues to yield results. The average operating cash cost over the quarter for the three operations was US$6.68 per cube, which is within the Company’s target range of US$6.00 – US$7.00 per cube. This is a measure of the cash costs of operations, and consists predominantly of expenditures for fuel and oil, power, maintenance and replacements, operational salaries as well as direct mine operating costs.

Mining costs for each operation were: Holpan US$8.11 per cube; Klipdam US$5.91 per cube; and Saxendrift US$5.69 per cube. The cost for the start-up bulk sampling project at Klipdam Extension was US$16.76 per cube; this elevated cost is due to the very small tonnage that was produced during the startup period at the end of May 2010.

The average total cash cost for all the operations over the first quarter of fiscal 2011, including rehabilitation, lease payments and royalties was US$9.95 per cube.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.5     Exploration and Development Properties

Klipdam Extension Property and Bulk Sampling Program

Klipdam Extension is situated east of the Klipdam mine. The Company has established a low costs mobile processing and final recovery plant and mining fleet (utilizing spare earth moving equipment owned by the Company) to undertake a bulk sampling project on this property. The processing plant was commissioned at the end of the quarter. Further information on production is provided under Holpan/Klipdam/Klipdam Extension in section 1.2.4 above.

Additional Alluvial Diamond Prospects in the Middle Orange River Area

In August 2008, the Company acquired eight new prospecting permits from the Department of Mineral and Energy (“DME”). These new prospecting permits are located in the Middle Orange River (“MOR”) area in the Northern Cape Province of South Africa, and include a number of permits which are adjacent to the Company’s Wouterspan and Saxendrift properties.

Project Areas	Farm Name	Portion	Size (Ha)	Type of Right
Lanyonvale	Lanyonvale 376	Ptn 16 (Ptn of Ptn 9)	240.4480	Prospecting Permit
	Lanyonvale 376	Rem of Ptn 18 (Ptn of Ptn 10)	271.5347	Prospecting Permit
	Lanyonvale 376	Ptn 7 & 11	2917.4437	Prospecting Permit
Douglas	Zweet Fontein 76	Rem of Ptn 1; Ptn 2 (Ptn of Ptn 1)	2045.1312	Prospecting Permit
	Blaaubosch Drift 78	Rem of Ptn 1 & Ptn 3
Makoenskloof	Reads Drift 74	Ptn 20 & 38 (Ptn of Ptn 18)	2226.9832	Prospecting Permit
Diamond Valley	Diamond Valley 29	R/E; Ptn 1 & 2	2679.9832	Prospecting Permit
Saxendrift	Saxendrift 20	Ptn 12,13,16,24 &25	1873.6890	Prospecting Permit

Ptn = Portion; R/E = Remaining Extent

Lanyonvale Project: The Lanyonvale properties are situated adjacent to and downstream of Rockwell’s Wouterspan Mine on the Middle Orange River.

Douglas Project Area: These properties are located upstream of the confluence of the Vaal and Orange Rivers, outside of the town of Douglas. There have been alluvial operations around the town of Douglas for the last 100 years.

Makoenskloof Area: This property is situated on the north bank of the Middle Orange River, downstream of Makoenskloof where Rockwell performed bulk sampling in 2007, producing some diamonds.

Diamond Valley: This property is located some 10 kilometres south of the modern day Orange River and at the same general elevation as the Company’s Saxendrift project located about 15 kilometres to the west.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Saxendrift: These properties are adjacent to the lower (Terrace C) of the three terraces that are located on the contiguous mineral right portions that collectively comprise the Saxendrift property package. The Company already holds rights to the property that hosts the upper terraces A and B which have a history of historical diamond production. With the granting of this new right, Rockwell now has access to the three main terraces contained within the Saxendrift project area, with the potential to add further gravel resources at Saxendrift. Terrace C is located approximately 20 to 40 meters above the current river, whereas Terrace A is some 120 meters above the present day river, and Terrace B is situated between A and C. Rockwell is currently constructing a new processing plant on Terrace A.

1.2.6      Mineral Rights Conversions

In respect of the requirements of the Minerals and Petroleum Resources Development Act, old order mineral rights shall be converted to new order rights provided that all the relevant documentation has been lodged before the requisite date of May 1, 2009. Provided that these conditions are met then the conversion of mineral Rights shall be granted by the Department of Minerals and Energy.

Rockwell has lodged its documentation for the conversion of its mineral rights in a timely manner and is confident that those rights (namely Rietputs) that are not yet converted shall be converted in due course. Delays in the granting of the conversions are largely a consequence of processing backlogs in the Department of Mineral Resources given the large number of rights that were submitted to the Department by the due date for such conversions.

1.2.7     Litigation

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Comprehensive documentation has been filed by the parties and arbitration proceedings are pending in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

Niewejaarskraal

During the course of 2008 and prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim.

Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. Rockwell would defend its ownership of that equipment and would if necessary also rely on certain protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

1.2.8     Other - Insurance

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on an instalment plan (called Hire Purchase in South Africa) or leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

1.2.9     Diamond Market Trends

The Diamond Market Update

The prices for rough diamonds have returned to values that were realized during calendar 2008. During the last quarter of fiscal 2010, the rough diamond market experienced continued shortages due to limited supply of rough diamonds from the larger producers. Subsequently, De Beers increased the prices on their boxes sold to their sight holders. Further to this increase sight holders were selling product obtained from the Diamond Trading Company (“DTC”) for a premium of single and low double digit percentages; it is expected that this will result in producers increasing their prices until such time as the premiums have been absorbed. The demand for larger stones has improved.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Polished diamond prices have increased during calendar 2010, although at smaller percentages compared to rough price diamond price increases. In general, prices for polished stones are expected to increase further as the year progresses and demand at retail level increases. The retail sector has shown a year on year increase in trade but still has to show further price improvements to reach the levels achieved in 2008. Margins on polished stones are still small as a result of the high prices paid for rough diamonds. Credit terms for the industry have been reduced in the industry from the exceptionally high levels offered prior to the credit crisis in 2008.

Rockwell held one diamond sale during the first quarter of fiscal 2011. This sale was a combination of tender and sales of select goods to the Steinmetz Diamond Group. Prices achieved from this sale were most encouraging. Price increases were noted for better quality goods, particularly for diamonds of good color and clarity.

The downstream sector of the diamond trade is presently seeing increased activity from Indian traders, which are becoming the largest buyers of rough diamonds on the market. This is a result of support from their banks and Government which appreciate the importance of supporting their diamond industry. Some degree of speculation on rough diamonds continues to help drive the increased prices of rough diamonds; even though this is positive for producers in the short term, is not an ideal situation for the rough diamond market over the long term.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except weighted average number of common shares outstanding.

	As at	As at	As at
Balance Sheet	February 28, 2010	February 28, 2009	February 29, 2008
Current assets	11,875,714	15,099,971	38,596,562
Mineral properties	30,850,998	28,894,477	25,247,937
Other assets	62,516,674	62,367,968	69,848,625
Total assets	105,243,386	106,362,416	133,693,124

Current liabilities	11,577,472	14,462,800	12,502,301
Other liabilities and non-controlling interest	16,471,823	21,478,590	34,076,016
Shareholders’ equity	77,194,091	70,421,026	87,114,807
Total liabilities and shareholders’ equity	105,243,386	106,362,416	133,693,124

	Year ended	Year ended	Nine months ended
Statement of Operations	February 28, 2010	February 28, 2009	February 29, 2008
Revenue	29,776,933	34,330,078	36,083,106
Mine site operating costs	(22,913,999)	(25,113,363)	(22,730,271)
Amortization and depletion	(9,545,727)	(11,287,197)	(6,533,941)
Operating (loss) profit	(2,682,793)	(2,070,482)	6,773,894
Expenses
Accretion of reclamation obligation	481,932	1,072,389	464,316
Exploration	97,805	498,739	604,169
Foreign exchange loss (gain)	483,902	(350,485)	(751,315)
Legal, accounting and audit	1,389,272	1,863,261	790,725
Office and administration	3,411,990	3,489,460	2,697,077
Shareholder communications	506,482	453,489	198,985
Stock-based compensation	335,358	1,834,422	1,826,315
Travel and conference	194,544	605,812	654,705
Transfer agent	246,866	250,878	544,232
Subtotal	7,148,151	9,717,965	7,029,209

Loss on disposal of equipment	36,720	364,918	402,411
Loss on disposal or write down of mineral properties	657,634	203,339	–
Interest income	(466,688)	(2,672,021)	(1,118,396)
Interest on capital leases	969,530	1,592,001	1,289,385
Interest expense	576,272	3,009,680	270,976
Other income	(513,338)	(303,399)	(111,202)
Write down of assets	23,862	2,590,958	–
Write-off of amounts receivable	167,414	291,063	18,360
Subtotal	1,451,406	5,076,539	751,534

Loss before income taxes	11,282,350	16,864,986	1,006,849
Income tax expense	18,946	7,000	179,290
Future income tax (recovery) expense	(2,645,000)	(3,347,000)	2,261,110
Loss before non-controlling interest	8,656,296	13,524,986	3,447,249
Non-controlling interest	(1,618,603)	(549,024)	5,955,779
Loss for the period	7,037,693	12,975,962	9,403,028
Other comprehensive income (loss)	(5,429,700)	13,409,383	–
Total comprehensive loss	1,607,993	26,385,345	9,403,028

Basic and diluted loss per common share	0.03	0.05	0.05
Weighted average number of common shares outstanding	267,164,309	237,924,152	196,428,551

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31
	2010	2010	2009	2009	2009	2009	2008	2008
Current assets	23,267	11,876	9,150	7,785	8,986	15,100	22,830	21,757
Mineral properties	30,230	30,851	34,333	34,654	34,219	28,894	36,831	37,386
Other assets	60,074	62,516	63,390	65,217	65,100	62,368	85,330	80,146
Total assets	113,571	105,243	106,873	107,656	108,305	106,362	144,991	139,289

Current liabilities	11,338	11,577	13,291	15,970	15,623	14,463	14,814	17,369
Other liabilities and non- controlling interest	16,841	16,472	19,441	19,404	20,773	21,478	32,171	28,941
Shareholders’ equity	85,392	77,194	74,141	72,282	71,909	70,421	98,006	92,979
Total liabilities and shareholders' equity	113,571	105,243	106,873	107,656	108,305	106,362	144,991	139,289

Working capital (deficit)	11,929	299	(4,141)	(8,185)	(6,637)	637	8,016	4,388

Statement of Operations	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31
	2010	2010	2009	2009	2009	2009	2008	2008
Revenue	8,457	7,327	12,775	5,802	3,873	936	16,226	9,917
Mine site operating costs	(2,795)	(6,382)	(7,092)	(4,589)	(4,851)	(9,143)	(3,710)	(7,651)
Amortization and depletion	(3,148)	(1,295)	(3,293)	(3,139)	(1,819)	(3,177)	(2,864)	(2,673)
Operating profit (loss)	2,514	(350)	2,390	(1,926)	(2,797)	(11,384)	9,652	(407)

Expenses
Accretion of reclamation obligation	331	383	81	32	(14)	809	95	99
Exploration	14	4	34	2	58	132	96	(33)
Foreign exchange (gain) loss	(1)	(131)	66	2	546	(72)	(903)	831
Legal, accounting and audit	359	545	351	160	334	408	678	640

Office and administration	794	1,103	853	800	656	960	689	868
Shareholder communications	58	70	105	212	119	81	173	119
Stock-based compensation	221	189	12	18	116	276	499	373
Travel and conference	119	42	76	41	36	147	139	108
Transfer agent	29	151	16	58	22	178	28	35
Subtotal	1,924	2,356	1,594	1,325	1,873	2,919	1,494	3,040
Write-off of amounts receivable	154	167	–	–	–	291	–	–

Loss (gain) on disposal of equipment	–	–	–	11	26	66	(6)	284
Loss on disposal or write-down of mineral properties	–	–	–	–	658	203	–	–
Interest income	(13)	(232)	–	(92)	(143)	(191)	(357)	(743)
Interest on capital leases	89	285	89	252	343	354	335	440
Interest expense	49	(80)	176	73	407	2,309	452	163
Other income	(2)	(245)	(95)	(117)	(56)	(72)	100	(251)
Write down of assets	146	24	–	–	-	2,591	–	–
Profit (loss) before income taxes	167	(2,625)	626	(3,378)	(5,905)	(19,854)	7,634	(3,340)
Future income tax( recovery) expense	(327)	(1,036)	475	(719)	(1,346)	(2,089)	(134)	(703)
Profit (loss) before non-controlling interest	(160)	(1,589)	151	(2,659)	(4,559)	(17,765)	7,768	(2,637)

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-controlling interest	(131)	(1,194)	368	(338)	(454)	2,015	(3,241)	589

Profit (loss) for the period	(29)	(395)	(217)	(2,321)	(4,105)	(19,780)	11,009	(3,226)

Basic and diluted profit (loss) per share	0.00	(0.006)	0.002	(0.011)	(0.017)	(0.08)	0.05	(0.01)
Weighted average number of common shares outstanding (thousands)	477,651	267,164	238,042	238,042	238,042	237,924	238,537	238,537

1.5         Results of Operations

The Company realized a loss of $0.03 million for the three months ended May 31, 2010 compared to a loss of $4.1 million for the same period in the prior year. Operations at the Wouterspan Mine are still on care and maintenance in order to preserve the Company’s cash reserves. Proceeds from the capital raise will be used to optimize existing operations, particularly Saxendrift, initiate the bulk sampling project at Klipdam Extension, and for the planning and implementation of the modernization and re-commissioning of the Wouterspan operation. Based on recent new installations and improvements made at Saxendrift, design and layout of Wouterspan will be considerably enhanced to ensure reduced operating costs. As a consequence of these recent developments it is likely that the re-commissioning of Wouterspan will be pushed out to fiscal 2012.

During the three months ended May 31, 2010, the Company realized rough diamond sales of $8.5 million compared to $3.9 million for the comparable period in the prior year. Sales in March 2009 were at an average sales price of US$531.43 per carat, 35% of the pre-October 2008 average sales prices achieved of about US$1,800 per carat. Prices recovered steadily in 2009, climbing to US$1,090.55 per carat in July 2009, US$862.36 per carat in August/September 2009 tenders, US$1,434.33 per carat in November 2009 and US$1,154.11 per carat in the January/February 2010 tender.

Diamond Sales in the first quarter of fiscal achieved an average value of US$1,611.11 per carat, indicating growth of about 30% from the prior quarter ending February 28, 2010. The sales for the quarter produced a range of stones that are representative of the operations’ production.

Sales prices achieved in the first quarter of fiscal 2011 have covered the cost of production and overheads. Mining costs for the three months ended May 31, 2010 amounted to $2.8 million (three months ended May 31, 2009 - $4.8 million), which excludes amortization and depletion charges of $3.3 million (three months ended May 31, 2009 – $1.8 million).

Exploration expenses decreased to $0.014 million for the three months ended May 31, 2010 compared to $0.058 million for the same period in the prior year as a result of the diminished exploration activity due to the recession.

Office and administrative costs for the three months ended May 31, 2010 increased to $0.8 million from $0.7 million incurred for the same period in the prior year. Travel and conference expenses amounted to $0.1 million for the three months ended May 31, 2010 compared to $0.04 million for the same period in the previous year. Legal, accounting and audit expenses for the three months ended May 31, 2010 amounted to $0.4 million compared to $0.3 million incurred for the quarter to May 31, 2009.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation increased to $0.2 million for the three months ended May 31, 2010 in comparison to $0.1 million for the same period in the previous year.

Net interest expenses were $0.1 million for the three months ended May 31, 2010, compared to $0.6 million for the three months ended May 31, 2009, due to the use of the credit facility in fiscal 2010 to maintain working capital and the deferred lease payments.

Additional discussion on the Company’s operations is also presented in section 1.2.

1.6         Liquidity

At May 31, 2010, the Company had cash and cash equivalents of $8.6 million (May 31, 2009 - $2.2 million) and bank indebtedness of $2.0 million (May 31, 2009 - $3.7 million), for net cash holdings of $6.6 million (May 31, 2009 - $1.5 million). The Company also had a working capital of $11.9 million compared to $0.6 million at May31, 2009.

At May 31, 2010, had asset retirement obligations relating to its Klipdam, Holpan, Wouterspan and Saxendrift mines, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are shown below. Repayments are denominated in South African Rand (“ZAR”).

The operations are generating sufficient cash to cover operating costs and overheads. In the second quarter the company will not hold a tender during the Northern Hemisphere summer holiday period, when the diamond markets enters its annual seasonal quiet period of sales activity. This will result in the company spending working capital of approximately $6 million through July and August. Based on monthly production projections the Company should hold inventory of about 8,500 carats for sale by early September, which at a conservative average diamond value of approximately US$1,000 per carat will generate sales revenue of approximately of US$8.5 million thereby off-setting its working capital deficit for July and August. The Company has adequate cash holdings as well as access to short term debt facilities to bridge this quiet sales period.

Contractual Obligations and Commitments

The Company has an effective amount owing of approximately $414,556 to Liberty Lane (Pty) Limited in respect of the deposit paid by Africa Vanguard Resources (Pty) Limited for the acquisition of a 26% stake in Saxendrift Mine (Pty) Limited.

Rockwell has the following payment commitments in respect of equipment lease payments. A minimum lease payment of $1.9 million payable in the next 12 months, with further instalments of $0.03 million in fiscal year 2012 to various financial institutions for plant and equipment.

The following are the contractual maturities of contractual obligations:

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Payments due by period
		Less than			More than 5
	Total	one year	1 to 3 years	3 to 5 years	years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	1.9m	1.9m	0.03m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	1.9m	1.9m	0.03m	Nil	Nil

Other than described above and in the notes to the financial statements for the three months ended May 31, 2010, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The payment deferral to the Company’s equipment lessors did not change the period of the contracts, as subsequent payments will be increased to catch up the capital portion of the payments deferred. The interest position as well as the additional interest calculated on the capital not paid, has been paid in the current period.

1.7         Capital Resources

The Company's sources of capital are primarily equity and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

During the three months ended May 31, 2010, the Company did not complete any debt financings. The Company anticipates that it has sufficient funding facilities and funds available (refer to section 1.6 above) to meet its working capital requirements. Provided that the diamond market continues to recover and sales continue to achieve average prices of over US$1,100 per carat the Company will continue to achieve positive financial results. At an exchange rate of ZAR7.40 – 7.60 to US$1 and current production volumes and grades, breakeven point for the Company is about US$1,150 per carat.

1.8         Off-Balance Sheet Arrangements

None.

1.9         Transactions with Related Parties

Balances payable	As at May 31, 2010	As at February 28, 2010
Banzi Trade 26 (Pty) Ltd (e)	5,582	603
Hunter Dickinson Services Inc. (a)	159,547	627,435
Seven Bridges Trading (c)	10,686	13,285
Current balances payable	$175,815	$641,323
Liberty Lane (g)	414,566	414,566
Long–term balances payable	$414,566	$414,566

Balances receivable
Banzi Trade 26 (Pty) Ltd (e)	28,363	46,108

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months	Three months
Transactions	ended May 31	ended May 31
	2010	2009

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$140,333	$173,616
CEC Engineering (b)	7,600	–
Seven Bridges Trading (c)	19,823	15,739
Banzi Trade 26 (Pty) Ltd (e)	25,151	912
Jakes Tyres (f)	–	5,030
Flawless Diamonds Trading House (d)	$37,736	$38,728

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (e)	249	577

Related Party transactions are explained below. These arrangements and transactions were typically established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security of product consideration is paramount given the high value product produced by the Company.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow are shareholders of Flawless. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover. On May 5, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of South Africa. (Refer note 9)

(e)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with buildings materials at market rates.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

(f)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(g)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

1.10       Proposed Transactions

Etruscan Diamonds Limited

The Company has signed a term sheet with Etruscan Diamonds Limited (“Etruscan”) whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.65 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Blue Gum alluvial diamond deposit hosts estimated mineral resources of 25 million cubic metres (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic metres (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009.

Certain conditions precedent, in particular the granting of Ministerial Consent (Section 11 application to the Department of Mineral Resources) by the Minister of Minerals and Energy for the transfer of the mining title from Etruscan to Rockwell. All necessary documentation relating to this statutory process has been submitted to the DMR and Rockwell is confident that this process will be completed in a timely manner.

1.11       Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended February 28, 2010, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13. The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the assumptions used in determining the reclamation obligation,

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  the valuation allowances for future income taxes, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves and mineral properties.

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment and mineral properties.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the effective date of the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition date of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Diamond and supplies inventories

Rough diamond inventory are valued at the lower of average production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization. Net realizable value is determined with reference to a valuation performed by an experienced valuator which approximates market value less cost to sell.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs. Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied. Net realizable value is determined with reference to market value less cost to sell.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Reclamation liability

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realized.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.12       Changes in Accounting Policies including Initial Adoption

Effective March 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

(a) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be March 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending February 28, 2011. During the year, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management of the International Financial Reporting Standards (“IFRS”) Convergence Project

The Company has begun the process of transitioning from Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from Canadian GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in Q4 2009. A timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by Q2 of fiscal 2011.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended May 31, 2011 the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 Canadian GAAP amounts to the restated IFRS amounts.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  Transfer all foreign currency translation differences recognized as a separate component of equity to retained earnings on the transition date including those foreign currency differences which arise on application of IFRS (see functional currency analysis below).

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

Basis of Consolidation

Under Canadian GAAP, the Company accounts for its interest in HC van Wyk and Klipdam as a variable interest entities.

IAS27 (International Accounting Standard) does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. As at February 28, 2010 Rockwell has the power to govern the financial and operating policies of the entities. The Company will continue to consolidate the entities until such time as the counterparty delivers on the terms set out in the sales agreements, giving effect to the shareholders’ agreements, at which time the companies will reconsider their conclusion regarding “control” under IFRS.

Therefore, there will be no impact on the opening balance sheet at the transition date or on the consolidated balance sheet at February 28, 2011.

Minority Interest

Under Canadian GAAP, losses in a subsidiary may create a debit balance in non-controlling interests.

Under IAS 27.35 where losses applicable to the minority exceed the minority interest in the equity of the relevant subsidiary, the excess and any further losses attributable to the minority are charged to the group unless the minority has a binding obligation to, and is able to make good the losses. Where excess losses have been taken up by the group, if the subsidiary in question subsequently reports profits, all such profits are attributed to the group until the minority’s share of losses previously absorbed by the group has been recovered.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Share-based Payments (IFRS 2)

The Company currently measures stock-based compensation at the fair value of the options granted using the Black-Scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants is measured on the date the services are completed. Forfeitures are recognized as they occur.

As under Canadian GAAP, IFRS 2 requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value of the services cannot be reliably measured. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS.

However, the Company has determined that no adjustments will be required at the transition date of March 1, 2010 or for the annual period ended February 28, 2010.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a)	not a business combination; and

(b)	at the time of the transaction, affects neither accounting profit nor taxable profit.

Under Canadian GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the mineral property interest and net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the mineral property interest and the net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit (loss) nor taxable profit (loss) with a corresponding reduction in the related asset.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if no indicators for impairment exists. The value in use is based on a discounted cash flow model. This approach is different than Canadian GAAP (i.e. one step model under IFRS compared to two step model under Canadian GAAP).

To the extent possible, IFRS requires individual assets to be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a Cash Generated Unit is different from the Canadian definition of an Asset Group.

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company could reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. The maximum amount of the reversal is the lower of (1) the amount necessary to bring the carrying amount of the asset to its recoverable amount, and (2) the amount necessary to restore the asset of the cash generating unit to the pre-impairments carrying amounts less subsequent depreciation or amortization that would have been recognized. This is different than Canadian GAAP where write back of previously recognized impairments are not permitted.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

However, the Company has determined that no significant reversal of previously recognized impairments will be required at the transition date or for the annual period ended February 28, 2010.

IFRS Impact on Rockwell

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended May 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The subsidiaries of the Company have been reporting in IFRS for the last five years, therefore the financial staff have a working knowledge of IFRS. The impact is therefore restricted to the consolidating entries and the taxation effects thereon.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by the third fiscal quarter (Q3) 2011.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by second fiscal quarter (Q2) of 2011.

(b) Section 3050 – Long Term investments – Companies subject to significant influence

Investments in companies subject to significant influence are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss. The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors. Profit distributions received or receivable from the investments will reduce the carrying value of the investment. Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.

In quarter 1 of fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of South Africa. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

	As at May 31, 2010	As at February 28, 2010
Investment in associate at cost	$95,690	$–
Share of profit for the period	2327	–
Balance at the end of the period	$98,017	$–

1.13       Financial Instruments and Risks and Uncertainties

Capital Management Objectives

As at May 31, 2010, the Company is not subject to externally imposed capital requirements other than its restricted cash and its overdraft facility.

At May 31, 2010, of the $8.6 million (2009 – $2.5 million) cash and cash equivalents held by the Company, $0.8 (ZAR 5.8 million) ((2009 – $2.4 million (ZAR 7.4 million)) were held in South African Rand (“ZAR”), and $7.8 million (2009 – $79,733) in Canadian Dollars. Cash and cash equivalents exclude cash subject to restrictions.

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the quarter ended May 31, 2010 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2011.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying value, which approximates fair value, of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

Cash and cash equivalents and bank indebtedness are carried in traded currencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed below.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

1.14       Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.14.1   Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14.2   Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Exercise
Expiry date	price	Number	Total
Common shares			518,185,238

Share purchase options
September 24, 2012	$ 0.62	5,896,500
November 14, 2012	$ 0.63	1,086,500
June 20, 2011	$ 0.45	950,000
December 7, 2014	$ 0.06	14,160,790
January 18, 2015	$ 0.07	600,000	22,693,790

1.14-3   Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

During management’s evaluation of the effectiveness of internal controls over financial reporting as at February 28, 2009, management identified significant deficiencies in the Company’s internal controls over financial reporting. The deficiencies identified include insufficient supervision and review by key accounting personnel over routine, non-routine and complex accounting transactions, inconsistent application of documented financial reporting procedures by accounting personnel, and the ineffective review of certain accounting transactions by accounting personnel. At February 28, 2009, management concluded that the combination of these significant deficiencies resulted in a material weakness and, therefore, the Company’s internal control over financial reporting was not effective at February 28, 2009.

Management remediated the material weakness that existed as at February 28, 2009 during the period ended February 28, 2010 by implementing the following remediation plans:

  Recruitment of qualified and experienced members to the accounting team. The Company contracted the additional services of an accountant with experience in the diamond industry to assist in the rigorous review of procedures and to assist with addressing backlogs and changes in reporting.

  Enhancing controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  The CFO, Group Financial Manager and Rockwell staff implemented a review of the financial reporting procedures and continue to implement further improvements to ensure sufficient, appropriate and timely review of the financial information to mitigate any potential future delays.

  Continuous review, improvement and re-engineering of financial processes to meet the Company’s financial reporting and disclosure obligations.

  Appropriate training of accounting personnel regarding the Company’s period end financial reporting processes and procedures.

These programs were designed to reduce, although they may not completely eliminate, the risk of a material misstatement. The full effect of the extent of these measures will only be fully realised in the 2011 financial year.

Management is of the opinion that by implementing the above items and other actions it has taken to improve internal control over financial reporting, the material weakness identified above has been remediated.

The Company Management, Audit Committee and Board of Directors continues to monitor and review the effectiveness of the Company’s internal control over financial reporting and will were necessary implement further improvements to financial controls to ensure that they are effective and that any possible material weaknesses are identified and addressed.

1.14-4   Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

As at the year end of February 28, 2010, and quarter end at May 31, 2010, management has carried out on going reviews, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at February 28, 2010, Rockwell’s disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer maintain that that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.